EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2010		2009		2010		2009
	(Amounts in millions)
Excluding Interest on Deposits

Income (loss) before income taxes	$(305)		$(651)		$(1,027)		$(372)
Fixed charges excluding preferred stock dividends and accretion	139		188		446		616

Income (loss) for computation excluding interest on deposits	(166)		(463)		(581)		244

Interest expense excluding interest on deposits	123		168		395		562
One-third of rent expense	16		20		51		54
Preferred stock dividends and accretion	54		60		171		167

Fixed charges including preferred stock dividends and accretion	193		248		617		783

Ratio of earnings to fixed charges, excluding interest on deposits	(0.86	)x	(1.87	)x	(0.94	)x	0.31x

Including Interest on Deposits

Income (loss) before income taxes	$(305)		$(651)		$(1,027)		$(372)
Fixed charges excluding preferred stock dividends and accretion	306		489		1,049		1,613

Income (loss) for computation including interest on deposits	1		(162)		22		1,241

Interest expense including interest on deposits	290		469		998		1,559
One-third of rent expense	16		20		51		54
Preferred stock dividends and accretion	54		60		171		167

Fixed charges including preferred stock dividends and accretion	360		549		1,220		1,780

Ratio of earnings to fixed charges, including interest on deposits	0.00x		(0.30	)x	0.02x		0.70x